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                             September 26, 2023

       Mary Riskey
       Chief Financial Officer
       Two Harbors Investment Corp.
       1601 Utica Avenue South, Suite 900
       St. Louis Park, Minnesota 55416

                                                        Re: Two Harbors
Investment Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            Form 8-K filed July
31, 2023
                                                            File No. 001-34506

       Dear Mary Riskey:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       General, page 28

   1. We refer you to your table on page 29 that presents average portfolio yield, average cost of financing, and net
spread and the related notes to the table. Please address the following:
                                                            Please tell us if
you consider these measures to be non-GAAP measures and tell us how you made that
determination. Your response should address, but not be limited to, your
consideration of MSR estimated amortization, which you identify as a non-
                                                             GAAP measure in
note (1) and TBA dollar roll income, which you describe as the non-GAAP economic
equivalent to holding and financing Agency RMBS using
                                                             short-term
repurchase agreements in notes (1) and (2).
                                                            To the extent you
conclude these are non-GAAP measures, please tell us how you
 Mary Riskey
Two Harbors Investment Corp.
September 26, 2023
Page 2
              determined it was unnecessary to provide the information outlined in Item 10(e) of
              Regulation S-K.
Form 8-K filed July 31, 2023

Exhibit 99.1
Reconciliation of GAAP to Non-GAAP Financial Information, page 11

2. We note you have included "Other nonrecurring expenses" as an adjustment to arrive at
         Income Excluding Market-Driven Value Changes and Earnings available for distribution to common stockholders. Please tell us the nature of such expenses for the quarterly periods ended December 31, 2022, March 31, 2023, and June 30, 2023. In addition, please tell us what consideration you gave to describing the significant components of this adjustment in your earnings releases.
3.       We note your non-GAAP financial measure labeled Income Excluding
Market-Driven
         Value Changes. Please address the following:
             Please clarify for us how you derived the adjustments for market-driven value changes to arrive at this measure.
             Please clarify for us what this measure represents.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-
3295 with any questions.



FirstName LastNameMary Riskey                                 Sincerely,
Comapany NameTwo Harbors Investment Corp.
                                                              Division of
Corporation Finance
September 26, 2023 Page 2                                     Office of Real
Estate & Construction
FirstName LastName